UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Authentidate Holding Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

052666302

(CUSIP Number)

Hanif A. Roshan 2225 Centennial Drive Gainesville, GA 30504
(888) 661-0225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSON: Hanif A. Roshan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 844,339
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 844,339
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 844,339
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

* Percentage ownership set forth above is based on 7,168,159 shares of Common Stock of Authentidate Holding Corp. outstanding, as reported in a Current Report on Form 8-K filed by Authentidate Holding Corp. on December 21, 2016.

CUSIP No.	SCHEDULE 13D	Page 3 of 8

Item 1. Security and Issuer.

This Statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of Authentidate Holding Corp., a corporation organized and existing under the laws of the State of Delaware (the “Issuer” or the “Company”). The address of the principal executive office of the Company is c/o Authentidate Holding Corp., 2225 Centennial Drive, Gainesville, Georgia 30504.

Item 2. Identity and Background.

(a, b, c and f) This Statement is being filed by Hanif A. Roshan (“Roshan” or the “Reporting Person”), a U.S. citizen. Mr. Roshan is presently the Chairman and Chief Executive Officer of Authentidate Holding Corp. The business address of the Reporting Person is as stated in response to Item 1, above.

(d and e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As previously disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2015, on November 18, 2015, the Issuer entered into an Agreement and Plan of Merger (“Original Merger Agreement”) with Peachstate Health Management LLC, d/b/a AEON Clinical Laboratories (“AEON”) and a newly formed acquisition subsidiary of the Issuer whereby AEON will become a wholly-owned subsidiary of the Issuer through the merger (the “Merger”) of the newly formed acquisition subsidiary of the Company into AEON. In accordance with the Original Merger Agreement, as amended and restated on January 26, 2016 (the “Amended Merger Agreement”, as together with the Original Merger Agreement, the “Merger Agreement”), the members of AEON prior to the effective time of the Merger became the holders of shares of Common Stock of the Issuer, issuable in tranches as described below. The closing of the Merger occurred on January 27, 2016 and the Issuer filed a Current Report on Form 8-K on February 1, 2016 regarding the Merger in accordance with the SEC regulations.

The information set forth in this Item 3 is qualified in its entirety by the provisions of (i) the Merger Agreement which is filed as Exhibit 1 hereto and incorporated by reference herein, (ii) Amendment No. 1 to the Merger Agreement, dated May 31, 2016, which is filed as Exhibit 2 hereto and incorporated by reference herein, and (iii) Amendment No. 2 to the Merger Agreement, dated December 14, 2016, which is filed as Exhibit 3 hereto and incorporated by reference herein.

Pursuant to the terms of the Merger Agreement, among other things:

•	Following the Merger, AEON became a wholly-owned subsidiary of the Issuer by merging into the newly formed acquisition subsidiary of the Issuer and is operating as a separate entity.

•	At the closing, the members of AEON prior to the effective time of the Merger surrendered their interests in AEON and became the holders of shares of Common Stock of the Issuer issuable in tranches as follows:

(a) At the closing of the Merger, the membership interests of AEON were converted into the right to receive such number of validly issued, fully paid and non-assessable shares of Common Stock of the Issuer as is equal to 19.9% of the issued and outstanding shares of the Common Stock of the Issuer (rounded to the nearest whole share) as of the close of business on the business day immediately prior to the closing date of the Merger (958,030 total shares of Common Stock).

(b) Within three days after the date that the Issuer’s stockholders approve the issuance of additional shares of the Issuer’s Common Stock in excess of 19.9% (which approval was received on July 11, 2016),

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the Issuer will issue to the former AEON members additional shares of Common Stock of the Issuer representing an additional 5.0% of the issued and outstanding shares of its Common Stock as of the close of business on the business day immediately prior to the closing date (240,711 shares of Common Stock) of Common Stock (rounded to the nearest whole share) as of the close of business on the business day immediately prior to the closing date of the Merger, which shares were issued on December 16, 2016.

(c) In the event AEON achieves at least $16,000,000 in EBITDA for the calendar year ending December 31, 2015, then on or after September 1, 2016, the Issuer will issue to the former AEON members such number of shares of its Common Stock as is equal to 24% of the issued and outstanding shares of the Common Stock of the Issuer as of close of business on the business day immediately prior to the closing date of the Merger (1,155,415 shares of Common Stock). As previously reported, the parties have determined that AEON satisfied the EBITDA threshold for December 31, 2015 and the shares of Common Stock contemplated by this performance milestone were issued on December 16, 2016.

(d) In the event AEON achieves at least $65,900,000 in EBITDA, in the aggregate, for the three calendar years ending December 31, 2016, 2017 and 2018, then, on October 1, 2019, subject to the completion of the audited financial statements of AEON for the calendar year ending December 31, 2018, the Issuer will issue to the former AEON members such number of additional shares of the Issuer’s Common Stock as is equal to 36.1% of the issued and outstanding shares of its Common Stock (rounded to the nearest whole share) as of the close of business on the business day immediately prior to the closing date of the Merger; provided, however, the Issuer will issue to the former AEON members such number of additional shares of its Common Stock so that the total number of shares of Common Stock issuable to the former AEON members shall equal 85% of the issued and outstanding shares of the Issuer’s Common Stock on a post-issuance basis (rounded to the nearest whole share) on a Fully Diluted Basis (as defined below).

(e) In the event AEON achieves at least $100,000,000 in EBITDA, in the aggregate, for the four calendar years ending December 31, 2019, the Issuer will issue to the former AEON members such number of shares of its Common Stock which equals an additional 5% of the issued and outstanding shares of the Issuer’s Common Stock on a post-issuance basis (rounded to the nearest whole share), on a Fully Diluted Basis, in addition to the shares of Common Stock issued to the former AEON Members under (b), (c) and (d) above (resulting in the former AEON members potentially owning 90% of the issued and outstanding Common Stock on a post issuance basis and Fully Diluted Basis if all the additional tranches are earned).

For purposes of determining the potential number of shares of Common Stock which may be earned in the future, the term “Fully Diluted Basis” means mean the aggregate of all outstanding shares of the Issuer’s Common Stock, plus the shares of the Issuer’s Common Stock issuable upon exercise or conversion of any derivative security outstanding with a conversion or exercise price of $0.75 (on a pre-reverse split basis) or less; in each case on the close of business on the business day immediately prior to the closing date of the Merger.

Additional terms of the Merger Agreement include:

•	Effective at the closing, the former AEON members, nominated two persons serve as members of the Board of Directors of the Issuer for so long as they hold shares of the Issuer’s Common Stock. The Board of Directors of the Issuer was reconstituted, effective with the closing, to consist of nine (9) persons. The former AEON members, as holders of shares of the Issuer’s Common Stock issued pursuant to the Merger Agreement, will have the right to nominate one person to the Board of Directors of the Issuer for each 10% of the outstanding shares of the Issuer’s Common Stock beneficially owned by the former AEON members. In the event that a vacancy is created on the Board of the Issuer at any time due to the death, disability, retirement, resignation or removal of a director elected by the former AEON members, then the former AEON members shall have the right to nominate an individual to fill such vacancy.

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•	That effective at closing of the Merger, (i) Mr. Roshan, the current Chairman of AEON, was appointed as the Chairman of the Issuer, (ii) Mr. Richard Hersperger, was appointed as the Chief Executive Officer of the Issuer, and (iii) each of Messrs. Roshan and Hersperger were elected directors of the Issuer. On August 7, 2016, Roshan was named as Chief Executive Officer of the Issuer and the Issuer’s employment of Mr. Hersperger as Chief Executive Officer was terminated.

•	The Issuer and the former AEON members entered into a registration rights agreement at the closing whereby the Issuer agreed to will file with the SEC one or more registration statements under the Securities Act of 1933, to allow for the resale by the former AEON members of the shares of Common Stock held by them.

The Reporting Person received his shares of Common Stock in connection with the Merger and the sole consideration for such securities paid by the Reporting Person was the membership interests in AEON beneficially owned by such Reporting Person and tendered in the Merger. Prior to the Merger, the Reporting Person beneficially owned approximately 35% of the membership interests in AEON. Upon consummation of the Merger, the Reporting Person was issued 335,311 shares of at the closing and was granted the right to receive his proportional interest in the additional shares of Issuer’s Common Stock to be subsequently issued pursuant to the Merger Agreement, including the shares of Common Stock issued on December 16, 2016.

As previously reported in December 2015, the Company entered into lockup agreements with certain of its shareholders pursuant to which each shareholder executing a lockup agreement agreed not to (i) exercise warrants to purchase common stock owned by it for a period of up to three years and (ii) sell shares of common stock or other securities owned by them for a period of up to three years; provided, however such resale limitation expired upon the approval by the Company’s shareholders in January 2016 of an amendment to its Certificate of Incorporation restricting the ability of a person who is not an owner of more than 4.99% of the outstanding shares of the Company’s common stock from becoming an owner of more than 4.99% of the outstanding shares of the Company’s common stock. Further, the lockup agreement entered into by certain stockholders of the company, not including the Reporting Person, provides that all warrants held by it shall be amended to modify the definition of the term “Expiration Date” such that the “Expiration Date” of such warrants shall be extended until the three-year anniversary date of the current expiration date of each such Warrant. The lockup agreements became effective as of January 15, 2016.

Item 4. Purpose of Transaction.

The Reporting Person currently intends to hold the shares of Common Stock of the Company for investment purposes. The Reporting Person does not have any current intention to purchase additional shares of Common Stock. The Reporting Person may, from time to time, acquire additional shares of Common Stock in open market or negotiated block transactions, consistent with his investment purposes or may acquire additional securities of the Issuer through private transactions, which securities may be convertible into additional shares of Common Stock. Additionally, the Reporting Person may from time to time sell shares of Common Stock in open market transactions or in negotiated block sales to one or more purchasers, consistent with his investment purpose.

Except as described herein, in the Merger Agreement (as amended to date), or otherwise reported by the Issuer in its disclosure reports filed pursuant to the Securities and Exchange Act of 1934, as amended, the Reporting Person does not currently have plans or proposals which relate to, or would result in:

(i) the acquisition of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of

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the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters, including when acting in his capacity as the Chairman of the Board and Chief Executive Officer of the Company. As previously reported by the Issuer, in connection with the Merger, the Issuer is expected to change its name and take other actions described in the Issuer’s Current Report on Form 8-K filed February 1, 2016.

Item 5. Interest in Securities of the Issuer.

(a)        As of December 19, 2016, the Reporting Person may be deemed to be the beneficial owner of 844,339 shares of the Issuer’s Common Stock, representing 11.7% of the outstanding shares of the Issuer’s Common Stock. Such shares exclude any and all shares which may be issued to Roshan as additional consideration pursuant to the terms and conditions of the Merger Agreement. The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by the Reporting Person was calculated based on 7,168,159 shares of the Issuer’s Common Stock outstanding, as reported in a Current Report on Form 8-K filed by Authentidate Holding Corp. on December 21, 2016.

(b) (i)-(iv) Roshan may be deemed to have sole voting and dispositive power over all of the shares of Common Stock beneficially owned by him, as described above.

(c)       None in addition to the transactions described in Item 3 and Item 4.

(d)       No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

None in addition to the transactions described in Item 3.

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Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

1.	Amended and Restated Agreement and Plan of Merger dated as of January 26, 2016, by and among, Authentidate Holding Corp., RMS Merger Sub, LLC, and Peachstate Health Management LLC, d/b/a AEON Clinical Laboratories (The schedules and exhibits to the agreement and plan of merger are omitted pursuant to Item 601(b)(2) of Regulation S-K. Authentidate Holding Corp. agrees to furnish supplementally to the SEC, upon request, a copy of any omitted schedule or exhibit) (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed February 1, 2016 and incorporated by reference herein.)
2.	Amendment No. 1 dated as of May 31, 2016 to Amended and Restated Merger Agreement, dated as of January 26, 2016 (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed June 6, 2016 and incorporated by reference herein.)
3.	Amendment No. 2 dated as of December 14, 2016 to Amended and Restated Merger Agreement, dated as of January 26, 2016 (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed December 21, 2016 and incorporated by reference herein.)
4.	Form of Lockup Agreement (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed January 21, 2016 and incorporated by reference herein.)
5.	Form of Registration Rights Agreement by and among Authentidate Holding Corp. and the AEON Members, dated as of January 26, 2016 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed February 1, 2016 and incorporated by reference herein.)

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Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: January 18, 2017	By:	/s/ Hanif A. Roshan
		Name:	Hanif A. Roshan